Exhibit 99.1

[FACE OF NOTE]

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED No. 1	PRINCIPAL AMOUNT: $1,410,000
CUSIP: 22546EBA1

CREDIT SUISSE
Callable Yield Notes
due March 31, 2009
Linked to the Performance of Three Global Equity Indices

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the “Branch”), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof), in the coin or currency of the United States.

In addition, the Bank promises to pay Cede & Co. or registered assignees interest on the Note at a rate of 12.00% per annum of the Principal Amount from and including their Issue Date to and including the Maturity Date or Early Redemption Date (as defined on the reverse hereof), as applicable.  Interest will be paid monthly (each, an “Interest Payment Date”), commencing on April 30, 2008 and ending on the Maturity Date or Early Redemption Date, as applicable.  If any such Interest Payment Date is not a Business Day, interest will be payable on the next succeeding day that is a Business Day, unless that day is in

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the next calendar month, in which case that Interest Payment Date will be the first preceding day that is a Business Day.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.  All capitalized terms used herein but not otherwise defined shall have the meaning assigned to them in the Indenture (as defined on the reverse hereof).

This Note shall not be entitled to any benefit under the Indenture, or be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee (as defined on the reverse hereof) under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, the Company, acting through the Branch, has caused this Note to be duly executed.

CREDIT SUISSE,
acting through its Nassau branch

By:
	Name:	Grace Koo
	Title:	Authorized Signatory

By:
	Name:	Peter Feeney
	Title:	Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:  March 31, 2008

THE BANK OF NEW YORK, as Trustee

By:
Authorized Signatory

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[REVERSE OF NOTE]

CREDIT SUISSE

Callable Yield Notes

due March 31, 2009

Linked to the Performance of Three Global Equity Indices

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the “Indenture”), between the Company and The Bank of New York (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

This Note is one of a series designated as the Callable Yield Notes due March 31, 2009 Linked to the Performance of Three Global Equity Indices.

This Note, and any Note or Notes issued upon transfer or exchange hereof, is issuable only in fully registered form, without coupons, and is issuable only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, in the manner and subject to the limitations provided in the Indenture.

This Note will not be subject to any sinking fund and will not be redeemable or subject to repayment at the option of the Holder prior to maturity.

This Note will mature on March 31, 2009 (the “Maturity Date”); provided, that if a Market Disruption Event (as defined below) exists on the Valuation Date (as defined below), as determined by the Calculation Agent (as defined below), the Maturity Date will be the later of March 31, 2009 and the fifth business day following the day on which the Final Level (as defined below) for each Reference Index (as defined below) is calculated.  No interest or other payment will be payable hereon because of any such postponement of the Maturity Date.

The Company, acting through the Branch, may redeem this Note, in whole but not in part, on any Interest Payment Date by giving at least five business days’ notice (the “Early Redemption Date”).  If the Company exercises its redemption right, on the Early Redemption Date, the holders of this Note will receive an amount equal to 100% of the Principal Amount of this Note plus any accrued and unpaid interest (the “Early Redemption Amount”).

Unless previously redeemed by the Company, acting through the Branch, on the Maturity Date, upon delivery of this Note to the Paying Agent, the amount of cash deliverable in respect of this Note (the “Redemption Amount”) will be the Principal Amount multiplied by the sum of one plus the Index Return, which will be expressed as a percentage and calculated as follows:

•                  If a knock-in event occurs, the Index Return will equal:

(	Final Level of the lowest performing Reference Index –)
	Initial Level of the lowest performing Reference Index	;
Initial Level of the lowest performing Reference Index

subject to a maximum Index Return of zero.

•                  If no knock-in event occurs, the Index Return will equal zero.

As used herein, the following terms have the following definitions:

(i)                                     the “Knock-in Level” means, for each of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, 920.0332, 2470.1612 and 8666.7496, respectively;

(ii)                                  a “Business Day” means any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close;

(iii)                               the “Closing Level” means, for any Reference Index on any relevant Index Business Day, the level of such Reference Index as determined by the Calculation Agent at the valuation time, which is the time at which the Index Sponsor calculates the closing level of such reference index on such Index Business Day, as calculated and published by the index sponsor;

(iv)                              the “Exchange” means, in respect of a Reference Index, the principal exchange on which any stock comprising such Reference Index is traded;

(v)                                 the “Final Level” means, in respect of a Reference Index, the Closing Level of such Reference Index on the Valuation Date;

(vi)                              an “Index Business Day” means any day that is (or, but for the occurrence of a Market Disruption Event, would have been) a day on which trading is generally conducted on the applicable Exchanges or Related Exchanges, other than a day on which one or more of the applicable Exchanges or Related Exchanges is scheduled to close prior to its regular weekday closing time;

(vii)         the “Index Sponsor” means Standard & Poor’s Corporation for the S&P 500® Index, STOXX Limited for the Dow Jones EURO STOXX 50 Index and Nihon Keizai Shimbun, Inc. for the Nikkei 225 Stock Average;

(viii)        the “Initial Level” means 1352.99 for the S&P 500® Index, 3632.59 for the Dow Jones EURO STOXX 50 Index, and 12745.22 for the Nikkei 225 Index;

(ix)           a “knock-in event occurs” if the level of any Reference Index reaches or falls below the Knock-in Level for such Reference Index, at any time on any day, from and including the Trade Date to and including the Valuation Date;

(x)            the “Lowest Performing Reference Index” is the Reference Index for which the lowest value is obtained from the following equation: (Final Level – Initial Level) / Initial Level;

(xi)           a “Market Disruption Event” means, in respect of any Reference Index, the occurrence or existence on any Index Business Day for such Reference Index during the one-half hour period that ends at the relevant valuation time, of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on (a) the Exchange in securities that comprise 20% or more of the level of such Reference Index based on a comparison of (1) the portion of the level of such Reference Index attributable to each stock comprising such Reference Index in which trading is, in the determination of the Calculation Agent, materially suspended or materially limited relative to (2) the overall level of such reference index, in the case of (1) or (2) immediately before that suspension or limitation; (b) the Related Exchange in options contracts on such Reference Index; or (c) the Related Exchange in futures contracts on such Reference Index; in the case of (a), (b) or (c) if, in the determination of the Calculation Agent, such suspension or limitation is material;

(xii)          the “Reference Indices” means, collectively, the S&P 500® Index (as reported on Bloomberg page “SPX <Index>”), the Dow Jones EURO STOXX 50 Index (as reported on Bloomberg page “SX5E <Index>”) and the the Nikkei 225 Stock Average (as reported on Bloomberg page “NKY <Index>”); and the term “Reference Index” means each such index, individually;

(xiii)         a “Related Exchange” means, in respect of any Reference Index, any exchange on which futures or options contracts relating to such Reference Index are traded;

(xiv)        the “Trade Date” means March 24, 2008;

(xv)         the “Valuation Date” means March 24, 2009;

(xvi)        all other terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

Payment of the Redemption Amount due on the Maturity Date or Early Redemption Amount due on the Early Redemption Date will be made in immediately available funds upon surrender of this Note at the office or agency of the Paying Agent, or at the office or agency of such other Paying Agent as the Bank may determine.

If the Calculation Agent determines, in its sole discretion, that a Market Disruption Event exists on the Valuation Date in respect of a Reference Index, then the Valuation Date for such Reference Index will be postponed to the first succeeding Index Business Day on which the Calculation Agent determines that no Market Disruption Event exists, unless the Calculation Agent determines that a Market Disruption Event in respect of such Reference Index exists on each of the five Index Business Days immediately following the Valuation Date.  In that case, (a) the fifth succeeding Index Business Day after the scheduled Valuation Date will be deemed to be the Valuation Date for such Reference Index, notwithstanding the existence of a Market Disruption Event in respect of such reference index, and (b) the Calculation Agent will determine the Closing Level of such Reference Index for the Valuation Date on that deemed Valuation Date in accordance with the formula for and method of calculating such Reference Index last in effect prior to the commencement of the Market Disruption Event using its good faith estimate of the settlement prices that would have prevailed on the applicable exchanges but for the suspension or limitation, as of the relevant valuation time on that deemed Valuation Date, of each such security comprising such Reference Index, subject to the provisions for adjustments to the calculation of the Reference Indices set forth below.

If any Reference Index is not calculated and announced by the relevant Index Sponsor but is (a) calculated and announced by a successor acceptable to the Calculation Agent or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of such Reference Index, then such Reference Index will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the Company, acting through the Branch, and the Trustee, which will provide notice of the selection of the successor index to the registered holders of this Note in the manner set forth below.

If (x) on or prior to the Valuation Date any index sponsor makes, in the determination of the Calculation Agent, a material change in the formula for or the method of calculating the relevant Reference Index or in any other way materially modifies such Reference Index or (y) on the Valuation Date, any index sponsor (or a successor sponsor) fails to calculate and announce the relevant Reference Index and there is no comparable index available, then, subject to the second preceding paragraph, the Calculation Agent will calculate the Redemption Amount using, in lieu of a published level for such Reference Index, the level for such Reference Index as at the relevant valuation time on the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating such Reference Index last in effect prior to that change or failure, but using only those stocks that comprised such Reference Index immediately prior to that change or failure.  Notice of adjustment of such Reference Index will be provided by the Trustee in the manner set forth below.

Notices to holders of this Note will be made by first class mail, postage prepaid, to the registered holders of this Note.

In case an event of default (as defined in the Indenture) with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note (in accordance with the acceleration provisions set forth in the Indenture) will be determined by the Calculation Agent and will equal, for each Note, the arithmetic average, as determined by the Calculation Agent, of the fair market value of this Note as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company’s other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent.

This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

If a payment date is not a business day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a business day, and no interest shall accrue for the intervening period.

The Indenture permits the Company, acting through the Branch, and the Trustee to amend or supplement the Indenture or the Securities of a series without notice to or the consent of any holder of such Securities in certain circumstances.  With certain exceptions as therein provided, the Indenture permits the amendment thereof and the modification of the rights and obligations of the Company, acting through the Branch, and the rights of the holders of the Securities of each series to be affected under the Indenture at any time by the Company, acting through the Branch, and a majority in aggregate principal amount of the Securities at the time Outstanding of each series affected thereby.  The Indenture also contains provisions permitting the holders of specified percentages in aggregate principal amount of the Securities of any series at the time Outstanding, on behalf of the holders of all Securities of such series, to waive compliance by the Company, acting through the Branch, with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

The holder of this Note may not enforce such holder’s rights pursuant to the Indenture or the Notes except as provided in the Indenture.

Upon due presentment for registration of transfer of this Note, a new Note or Notes of Authorized Denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, acting through the Branch, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and, subject to the provisions hereof, for all other purposes, and neither the Company, acting through the Branch, nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in this Note, or because of any indebtedness evidenced thereby or hereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

The calculation agent for the Note (the “Calculation Agent”) is Credit Suisse International.  All calculations and determinations of the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Company, acting through the Branch, and the beneficial owners of this Note, absent manifest error.  The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

No provision of this Note or of the Indenture shall alter or impair the obligation of the Company, acting through the Branch, which is absolute and unconditional, to pay the Redemption Amount on this Note in the manner, at the time and place, and in the coin or currency, herein and in the Indenture prescribed unless otherwise agreed between the Company, acting through the Branch, and the registered Holder of this Note.

This Note shall for all purposes be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing

Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.